     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               SCHEDULE 13E-3/A-3

                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)


                                   FOHP, INC.
                                (Name of Issuer)


                                   FOHP, INC.
                         FOUNDATION HEALTH SYSTEMS, INC.
                       (Name of Persons Filing Statement)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)


   Donald Parisi                                       B. Curtis Westen
     FOHP, Inc.                                        Michael E. Jansen
3501 State Highway 66                           Foundation Health Systems, Inc.
  Neptune, NJ 07753                                   21650 Oxnard Street
   (732) 918-6700                                  Woodland Hills, CA 91367
                                                         (818) 676-6978

    (Name, Address and Telephone Number of each Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)


                                   Copies to:

                              Paul T. Colella, Esq.
                           Giordano, Halleran & Ciesla
                           A Professional Corporation
                                  P.O. Box 190
                               125 Half Mile Road
                          Middletown, New Jersey 07748
                                 (732) 741-3900

         This statement is filed in connection with:

         (x) a. The Filing of Solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (  )  b. The filing of a registration statement under the Securities
                  Act of 1933.

         (  )  c. Tender offer.

         (  )  d. None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

         Calculation of Filing Fee:

         Transaction Valuation (1)                  Amount of Filing Fee (2)
         $2,167,193                                 $433.44

         -------------------------

                  (1) Estimated solely for purposes of calculating the filing fee required by Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subsection (b)(2) of Rule 0-11, the transaction value is based on the book value of the 2,083,839 shares of FOHP, Inc. Common Stock, par value $.01 per share, to be exchanged for cash or payment rights to be issued or paid, as the case may be, by FOHP, Inc. in connection with the merger of FHS Transition Company with and into FOHP, Inc.

                  (2) The amount of the filing fee, calculated in accordance with Rule 0-11, is equal to 1/50th of one percent (1%) of the transaction value as set forth above.

         (x) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Amount Previously Paid:  $433.44

         Form or Registration No.:  Preliminary Proxy Statement

         Filing Party:  FOHP, Inc.

         Date Filed:  December 18, 1998

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being jointly filed by FOHP, Inc. ("FOHP" or the "Surviving Corporation"), a New Jersey corporation, and Foundation Health Systems, Inc. ("FHS"), a Delaware corporation which currently owns more than 99% of the outstanding FOHP Common Stock, par value $.01 per share ("FOHP Common Stock"), in connection with the merger (the "Merger") of FOHP Transition Company, a New Jersey corporation and wholly-owned subsidiary of FHS, with and into FOHP, as contemplated by the Agreement and Plan of Merger, dated as of November 16, 1998, among FOHP, FHS Transition Company and FHS (the "Merger Agreement"). Upon the terms and subject to conditions set forth in the Merger Agreement, at the time of the Merger, each outstanding share of FOHP Common Stock (other than shares held by FHS and dissenting shares, if any) will be converted into the right to receive (i) twenty-five cents ($0.25), which is the approximate value of one share of FOHP Common Stock as of December 31, 1998, as determined by an independent qualified appraiser, or (ii) one (1) payment right, pursuant to which the holder thereof will be entitled to receive a payment of not less than fifteen dollars ($15.00) on or about July 1, 2001 from FOHP, provided that certain conditions are either satisfied or waived.

         The information set forth in the preliminary Proxy Statement (the "Proxy Statement") filed by FOHP with the Securities and Exchange Commission on the date hereof is incorporated by reference herein in its entirety and the responses to each item of this Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement. The following is a summary cross-reference sheet pursuant to General Instruction F of Schedule 13E-3 which shows the location in the Proxy Statement of the information required to be disclosed in response to the items of Schedule 13E-3.

                              CROSS-REFERENCE SHEET

ITEM IN SCHEDULE 13E-3                                       LOCATION IN PROXY STATEMENT
-----------------------------------------------------------  -------------------------------------------------------
Item 1(a)...............................................     SUMMARY OF THE MERGER - The Companies

Item 1(b)...............................................     Cover Page; MARKET PRICE INFORMATION

Item 1(c) - (d).........................................     MARKET PRICE INFORMATION

Item 1(e)...............................................                                *

Item 1 (f)..............................................     SPECIAL FACTORS - Background of the Merger; THE MERGER
                                                             - Background of the Merger; RECENT DEVELOPMENTS -
                                                             Conversion of New Convertible Debenture

Item 2 (a) - (d)........................................     Cover Page; SUMMARY OF THE MERGER- The Companies;
                                                             MANAGEMENT OF SURVIVING CORPORATION; BOARD OF DIRECTORS
                                                             OF SURVIVING CORPORATION

Item 2(e) - (g).........................................                                *

Item 3(a)...............................................     SUMMARY OF THE MERGER - Related Agreements; SPECIAL
                                                             FACTORS - Background of the Merger; SPECIAL FACTORS -
                                                             Reasons for the Merger; SPECIAL FACTORS - Evaluation of
                                                             Fairness of Merger by FOHP and FHS; THE MERGER -
                                                             Background of the Merger; THE MERGER - Reasons for the
                                                             Merger; THE MERGER - Evaluation of Fairness of Merger
                                                             by FOHP and FHS; RECENT DEVELOPMENTS - HMO Subsidiary
                                                             Merger; RELATED AGREEMENTS

Item 3(b)...............................................     SPECIAL FACTORS - Background of the Merger; SPECIAL
                                                             FACTORS - Opinion of Financial Advisor to FOHP; SPECIAL
                                                             FACTORS - The Appraisal; SPECIAL FACTORS - Evaluation
                                                             of Fairness of Merger by FOHP and FHS; THE MERGER -
                                                             Background of the Merger; THE MERGER - Opinion of
                                                             Financial Advisor to FOHP; THE MERGER - The Appraisal;
                                                             THE MERGER - Evaluation of Fairness of Merger by FOHP
                                                             and FHS

ITEM IN SCHEDULE 13E-3                                       LOCATION IN PROXY STATEMENT
-----------------------------------------------------------  -------------------------------------------------------
Item 4(a)...............................................     SUMMARY OF The Merger - The Merger; SUMMARY OF THE
                                                             MERGER - Conditions to the Merger; SUMMARY OF THE
                                                             MERGER - Dissenters' Rights; SPECIAL FACTORS -
                                                             Consideration to be Offered to FOHP Shareholders in the
                                                             Merger; THE MERGER - The Merger Agreement; THE MERGER -
                                                             Consideration to be Offered to FOHP Shareholders in the
                                                             Merger; THE MERGER - Contribution Agreement; THE MERGER
                                                             - Non-Transferability of Payment Rights

Item 4(b)...............................................     SPECIAL FACTORS - Consideration to be Offered to FOHP
                                                             Shareholders in the Merger; THE MERGER - Consideration to
                                                             be Offered to FOHP Shareholders in the Merger; DESCRIPTION
                                                             OF PAYMENT RIGHTS

Item 5(a)-(d)...........................................                                *

Item 5(e)...............................................     SUMMARY OF THE MERGER - The Merger; THE MERGER - The
                                                             Merger Agreement

Item 5(f)-(g)...........................................                                *

Item 6 (a)..............................................     SPECIAL FACTORS - Consideration to be Offered to FOHP
                                                             Shareholders in the Merger; THE MERGER - Consideration to
                                                             be Offered to FOHP Shareholders in the Merger; THE MERGER
                                                             - Contribution Agreement

Item 6(b) - (d) ........................................                                *

Item 7(a)-(c)...........................................     SPECIAL FACTORS - Background of the Merger; SPECIAL
                                                             FACTORS - Reasons for the Merger; THE MERGER Background
                                                             of the Merger; THE MERGER - Reasons for the Merger

ITEM IN SCHEDULE 13E-3                                       LOCATION IN PROXY STATEMENT
-----------------------------------------------------------  -------------------------------------------------------
Item 7(d)...............................................     SUMMARY OF THE MERGER - The Merger; SUMMARY OF THE
                                                             MERGER - Accounting Treatment of the Merger; SUMMARY OF
                                                             THE MERGER - Certain Federal Income Tax Consequences of
                                                             the Merger;  SPECIAL FACTORS - Comparison of
                                                             Rights of Holders of FOHP Common Stock to Holders of
                                                             Payment Rights; RISK FACTORS; THE MERGER - The Merger
                                                             Agreement; THE MERGER - Non-Transferability of Payment
                                                             Rights; THE MERGER - Exchange Procedures; THE MERGER -
                                                             Accounting Treatment of the Merger; THE MERGER
                                                             - Certain Federal Income Tax Consequences of the
                                                             Merger; DISSENTERS' RIGHTS; DESCRIPTION OF PAYMENT
                                                             RIGHTS; COMPARISON OF RIGHTS OF HOLDERS OF FOHP COMMON
                                                             STOCK TO HOLDERS OF PAYMENT RIGHTS

Item 8(a)-(b)...........................................     SPECIAL FACTORS  - Background of the Merger; SPECIAL
                                                             FACTORS  - Reasons for the Merger; SPECIAL FACTORS -
                                                             Evaluation of Fairness of Merger by FOHP and FHS;
                                                             SPECIAL FACTORS  - Recommendation of the FOHP Board;
                                                             THE MERGER - Background of the Merger; THE MERGER -
                                                             Reasons for the Merger; THE MERGER - Evaluation of
                                                             Fairness of Merger by FOHP and FHS; THE MERGER -
                                                             Recommendation of the FOHP Board

Item 8(c)...............................................     SUMMARY OF THE MERGER - Required Vote to Approve Merger
                                                             Agreement; THE MERGER - Required Vote to Approve Merger
                                                             Agreement

Item 8(d)-(e)...........................................     SPECIAL FACTORS - Background of the Merger; THE MERGER
                                                             - Background of the Merger

Item 8(f)...............................................                                *

ITEM IN SCHEDULE 13E-3                                       LOCATION IN PROXY STATEMENT
-----------------------------------------------------------  -------------------------------------------------------
Item 9(a)-(c)...........................................     SPECIAL FACTORS - Background of the Merger; SPECIAL
                                                             FACTORS - Opinion of Financial Advisor to FOHP; SPECIAL
                                                             FACTORS - The Appraisal; THE MERGER - Background of the
                                                             Merger; THE MERGER - Opinion of Financial Advisor to
                                                             FOHP; THE MERGER - The Appraisal; AVAILABLE INFORMATION

Item 10(a)..............................................     PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF
                                                             MANAGEMENT

Item 10(b)..............................................                                *

Item 11.................................................     SUMMARY OF THE MERGER - Related Agreements; SPECIAL
                                                             FACTORS - Background of the Merger; SPECIAL FACTORS -
                                                             Reasons for the Merger; SPECIAL FACTORS - Evaluation of
                                                             Fairness of Merger by FOHP and FHS; THE MERGER -
                                                             Background of the Merger; THE MERGER - Reasons for the
                                                             Merger; THE MERGER - Contribution Agreement; THE MERGER
                                                             - Evaluation of Fairness of Merger by FOHP and FHS;
                                                             RELATED AGREEMENTS; DESCRIPTION OF PAYMENT RIGHTS

Item 12(a)-(b)..........................................                                *

Item 13(a)..............................................     Cover Page; SUMMARY OF THE MERGER - Dissenters' Rights;
                                                             DISSENTERS' RIGHTS

Item 13(b)-(c)..........................................                                *

Item 14(a)..............................................     FOHP SELECTED FINANCIAL DATA; FHS SELECTED FINANCIAL
                                                             DATA; INCORPORATION OF DOCUMENTS BY REFERENCE

Item 14(b)..............................................                                *

Item 15(a)..............................................     SPECIAL MEETING - General Information

Item 15(b)..............................................                                *

Item 16.................................................                                *

------------------
   * Omitted either because the answer is negative, the Item is not applicable or the Item is located in this Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth under the caption "SUMMARY OF THE MERGER
- The Companies" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Proxy Statement cover page and under the caption "MARKET PRICE INFORMATION" in the Proxy Statement is incorporated herein by reference.

         (c)-(d) The information set forth under the caption "MARKET PRICE INFORMATION" in the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "THE MERGER - Background of the Merger" and "RECENT DEVELOPMENTS - Conversion of New Convertible Debenture" in the Proxy Statement is incorporated herein by reference.

         Effective March 3, 1997, FOHP redeemed 13,334 shares of its Common Stock-NJ (the predecessor to FOHP Common Stock) from a hospital provider shareholder. The redemption was made pursuant to FOHP's Certificate of Incorporation. As provided in FOHP's Certificate of Incorporation, the redemption price was equal to the lesser of the amount paid for the 13,334 shares of Common Stock-NJ by the hospital provider shareholder or the book value of such shares as of December 31, 1996. Inasmuch as the book value of the 13,334 shares of Common Stock as of December 31, 1996 was not greater than zero, the hospital provider shareholder received no payment in connection with the redemption. During the quarter in which FOHP redeemed the 13,334 shares of Common Stock-NJ from the hospital provider shareholder, there was no market for the Common Stock-NJ nor was FOHP aware of any trading in its securities.

         Effective November 1, 1998, FOHP redeemed 3,000 shares of FOHP Common Stock from a physician provider shareholder. The redemption was made pursuant to FOHP's Certificate of Incorporation. As provided in FOHP's Certificate of Incorporation, the redemption price was equal to the lesser of the amount paid for the 3,000 shares of FOHP Common Stock by the physician provider shareholder or the book value of such shares as of December 31, 1997. Inasmuch as the book value of one share of FOHP Common Stock was $0.36 as of December 31, 1997, which was less than the $15.00 per share paid for such stock by the physician provider shareholder, the physician provider shareholder received a total payment of $1,080 in connection with the redemption. During the quarter in which FOHP redeemed the 3,000 shares of FOHP Common Stock from the physician provider shareholder, there was no market for the FOHP Common Stock nor was FOHP aware of any trading in its securities.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) This Schedule 13E-3 is being filed jointly by FHS and FOHP (which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth on the Proxy Statement's cover page and under the captions "SUMMARY OF THE MERGER - The Companies," "MANAGEMENT OF SURVIVING CORPORATION" and "BOARD OF DIRECTORS OF SURVIVING CORPORATION" in the Proxy Statement is incorporated herein by reference.

         In addition, set forth below are the names, mailing addresses and employment histories of the directors and executive officers of FHS:

                    MEMBERS OF THE BOARD OF DIRECTORS OF FHS

                                                                                                         Term to
Name                                    Principal Occupation or Employment                               Expire
----                                    ----------------------------------                               -------
J. Thomas Bouchard                      Senior Vice President, Human Resources of International          2002
                                        Business Machines Corporation

Gov. George Deukmejian                  Partner of Sidley & Austin and former Governor of the State      2000
                                        of California

Thomas T. Farley                        Senior Partner of Petersen, Fonda, Farley, Mattoon,              2002
                                        Crockenberg and Garcia, P.C.

Patrick Foley                           Chairman, President and Chief Executive Officer of DHL           2002
                                        Airways, Inc.

Adm. Earl B. Fowler                     President and owner of Fowler International Corporation and      2000
                                        Director of various companies

Jay M. Gellert                          President and Chief Executive Officer of FHS                     2000

Roger F. Greaves                        Former Co-Chairman of the Board of Directors, Co-President       2001
                                        and Co-Chief Executive Officer of FHS and Director of
                                        various companies

Richard W. Hanselman                    Chairman of the Board of Directors of FHS and Director of        2001
                                        and Consultant to various companies

Richard J. Stegemeier                   Chairman Emeritus of the Board of Directors of Unocal            2002
                                        Corporation

Raymond S. Troubh                       Financial Consultant to and Director of various companies        2001

        INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS OF FHS

         Mr. Bouchard became a director of FHS upon consummation of the merger transaction involving Health Systems International, Inc. ("HSI") and Foundation Health Corporation ("FHC") on April 1, 1997 (the "FHS Combination"). Previously, he served as a director of HSI since January 1994, upon consummation of the merger transaction involving Health Net and QualMed, Inc. (a predecessor to FHS) ("QualMed") which created HSI (the "HSI

Combination"). Mr. Bouchard served as a director of QualMed from May 1991 until February 1995. Since October 1994, Mr. Bouchard has served as Senior Vice President, Human Resources of International Business Machines Corporation. From June 1989 until October 1994, Mr. Bouchard served as Senior Vice President & Chief Human Resources Officer of U.S. West, Inc., a diversified global communications company, and prior to that time he was Senior Vice President - Human Resources and Organization for United Technologies Corp. Mr. Bouchard has served on the Board of Directors of the Labor Policy Association since March 1991 and Nordstrom National Credit Bank since April 1991.

         Mr. Deukmejian became a director of FHS in April 1997 upon consummation of the FHS Combination. Previously, he served as a director of HSI since January 1994, upon consummation of the HSI Combination. Mr. Deukmejian served as a director of QualMed from April 1992 until February 1995. Mr. Deukmejian has been a partner in the law firm of Sidley & Austin, Los Angeles, California since February 1991. Mr. Deukmejian served as Governor of the State of California for two terms, from January 1983 to January 1991. Mr. Deukmejian also served the State of California as Attorney General from 1979 to 1982, as a State Senator from 1967 to 1978 and as a State Assemblyman from 1963 to 1966. Mr. Deukmejian has been a director of Burlington Northern Santa Fe Corporation, a railroad company, since September 1995, and was a director of one of its predecessors, Santa Fe Corporation, from January 1991 until September 1995. Mr. Deukmejian is also a director of Whittaker Corporation.

         Mr. Farley became a director of FHS in April 1997 upon consummation of the FHS Combination. Previously, he served as a director of HSI since January 1994, upon consummation of the HSI Combination. Mr. Farley served as a director of QualMed from February 1991 until February 1995 and is a senior partner in the law firm of Peterson, Fonda, Farley, Mattoon, Crockenberg and Garcia, P.C. of Pueblo, Colorado. Mr. Farley was formerly President of the governing board of Colorado State University, the University of Southern Colorado and Ft. Lewis College and Chairman of the Colorado Wildlife Commission. He served as Minority Leader of the Colorado House of Representatives from 1967 to 1975. Mr. Farley was a director of the Public Service Company of Colorado, a public gas and electric company, from 1983 through 1997 and has been a director/advisor of Norwest Banks of Pueblo and Sunset since 1985. Mr. Farley is an emeritus member of the Board of Regents of Santa Clara University, a Jesuit institution, and a director of Colorado Public Radio.

         Mr. Foley became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Foley served as director of FHC from 1996 until the FHS Combination. He has been Chairman, President and Chief Executive Officer of DHL Airways, Inc. since 1988. Mr. Foley is also a director of Continental Airlines, Inc., Glenborough Realty Trust, Del Monte Foods and Flextronics International.

         Mr. Fowler became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Fowler served as a director of FHC from 1988 until the FHS Combination. He is President and owner of Fowler International Corporation, an international consulting firm, and a director of NV Marketing Group, a life insurance marketing company. Prior thereto, Mr. Fowler served in the United States Navy and retired as Vice Admiral, U.S. Navy, and Commander of the Naval Sea Systems Command.

         Mr. Gellert was elected to the Board of Directors of FHS in February 1999. He became President and Chief Executive Officer of FHS in August 1998. Previously, Mr. Gellert served as President and Chief Operating Officer of FHS from May 1997 until August 1998. From April 1997 to May 1997, Mr. Gellert served as Executive Vice President and Chief Executive Officer of FHS. Previously, Mr. Gellert served as President and Chief Operating Officer of HSI from June 1996 to April 1997. Prior to joining HSI, Mr. Gellert directed Shattuck Hammond Partners Inc.'s strategic advisory engagements in the area of integrated delivery systems development, managed care network formation and physician group practice integration. Prior to joining Shattuck Hammond Partners, Mr. Gellert was an independent consultant, and from 1988 to 1991, he served as President and Chief Executive Officer of Bay Pacific Health Corporation. From 1985 to 1988, he was Senior Vice President and Chief Operating Officer for California Healthcare System. Mr. Gellert serves on the Board of Directors of Paragon Health Network, Inc.

         Mr. Greaves became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Greaves served as a director of HSI from January 1994 until the FHS Combination. He served as Co-Chairman of the Board of Directors, Co-President and Co-Chief Executive Officer of FHS from January 1994 (upon consummation of the HSI Combination) until March 1995. Prior to January 1994, Mr. Greaves served as Chairman of the Board of Directors, President and Chief Executive Officer of H.N. Management Holdings, Inc. (a predecessor to FHS) since its incorporation in June 1990. Mr. Greaves is the former Chairman of the Board of Directors, President and Chief Executive Officer of Health Net, a subsidiary of FHS. Prior to joining Health Net, Mr. Greaves held various management roles at Blue Cross of Southern California, including Vice President of Human Resources and Assistant to the President, and held various management positions at Allstate Insurance Company from 1962 until 1968. Mr. Greaves is a founding member of (and continues to serve on) the Board of Governors of California State University at Long Beach, and he is a member of the Board of Directors of Zymed Corporation.

         Mr. Hanselman became Chairman of the Board of Directors of FHS in May 1999. Mr. Hanselman became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Hanselman served as a director of FHC from 1990 until the FHS Combination. He has been a corporate director of and consultant to various companies since 1986. Mr. Hanselman is also a director of Arvin Industries, Becton, Dickinson and Company, the Bradford Funds and chairman of a small privately-held company.

         Mr. Stegemeier became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Stegemeier served as a director of FHC from 1993 until the FHS Combination. He is Chairman Emeritus of the Board of Directors of Unocal Corporation and served as Chairman and Chief Executive Officer of Unocal Corporation from July 1988 until his retirement in May 1994. Mr. Stegemeier is also a director of Halliburton Company, Northrop Grumman Corporation, Sempra Energy and Montgomery Watson, Inc.

         Mr. Troubh became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Troubh served as a director of FHC from 1991 until the FHS Combination. He is a financial consultant in New York City and former Governor of the American Stock Exchange. Mr. Troubh served as a general partner of Lazard Freres & Co., an investment banking firm. Mr. Troubh is also a director of ARIAD Pharmaceuticals, Inc., Becton, Dickinson and Company, Diamond Offshore Drilling, Inc., General American Investors Company, Olsten Corporation, Starwood Hotels and Resorts, Inc., Triarc Companies, Inc. and WHX Corporation. He is also a Trustee of MicroCap Liquidating Trust and Petrie Stores Liquidating Trust.

                            EXECUTIVE OFFICERS OF FHS

NAME                                 POSITION
----                                 --------
Richard W. Hanselman                 Chairman of the Board of Directors

Jay M. Gellert                       President and Chief Executive Officer

Ross D. Henderson, M.D.              Senior Vice President and Chief Medical Officer

Steven P. Erwin                      Executive Vice President and Chief Financial Officer

B. Curtis Westen, Esq.               Senior Vice President, General Counsel and Secretary

Karen Coughlin                       President of FHS Northeast Division

Cora Tellez                          President of FHS California Division

J. Robert Bruce                      President of FHS Central Division

Maurice A. Costa                     President of FHS Workers' Compensation Services Division

Edward J. Munno                      President of FHS Arizona Division

Gary Velasquez                       President of FHS Government Operations Division and Specialty Services
                                     Division

Karin D. Mayhew                      Senior Vice President, Human Resources

Dale Terrell                         Senior Vice President and Chief Technology Officer

         Mr. Hanselman became Chairman of the Board of Directors of FHS in May 1999. Mr. Hanselman became a director of FHS in April 1997 upon consummation of the FHS Combination. Mr. Hanselman served as a director of FHC from 1990 until the FHS Combination. He has been a corporate director of and consultant to various companies since 1986. Mr. Hanselman is also a director of Arvin Industries, Becton, Dickinson and Company, the Bradford Funds and chairman of a small privately-held company.

         Mr. Gellert was elected to the Board of Directors of FHS in February 1999. He became President and Chief Executive Officer of FHS in August 1998. Previously, Mr. Gellert served as President and Chief Operating Officer of FHS from May 1997 until August 1998. From April 1997 to May 1997, Mr. Gellert served as Executive Vice President and Chief Executive Officer of FHS. Previously, Mr. Gellert served as President and Chief Operating Officer of HSI from June 1996 to April 1997. Prior to joining HSI, Mr. Gellert directed Shattuck Hammond Partners Inc.'s strategic advisory engagements in the area of integrated delivery systems development, managed care network formation and physician group practice integration. Prior to joining Shattuck Hammond Partners, Mr. Gellert was an independent consultant, and from 1988 to 1991, he served as President and Chief Executive Officer of Bay Pacific Health Corporation. From 1985 to 1988, he was Senior Vice President and Chief Operating Officer for California Healthcare System. Mr. Gellert serves on the Board of Directors of Paragon Health Network, Inc.

         Dr. Henderson became Senior Vice President and Chief Medical Officer of FHS in May 1999. Previously, he served as Senior Vice President of Medical Affairs of Intergroup of Arizona, Inc., FHS' Arizona health maintenance organization, from 1996 until May 1999, and he has served on the Board of Directors of such corporation since 1986. He also served on the Board of Directors of FHC from 1994 until the FHS Combination. From 1975 to 1996, Dr. Henderson served as a practicing physician with Thomas-Davis Medical Centers, P.C. He served as medical director of Thomas-Davis Medical Centers, P.C. from 1981 to 1996 and as a director from 1994 to 1996.

         Mr. Erwin became Executive Vice President and Chief Financial Officer of FHS on March 11, 1998. From 1994 to 1997, he served as Executive Vice President and Chief Financial Officer for U.S. Bancorp, a major superregional bank holding company based in Portland, Oregon. U.S. Bankcorp was acquired by First Bank System in 1997. From 1987 to 1994, Mr. Erwin served as Treasurer for Boston-based BayBanks, Inc. BayBanks was the major retail bank in Boston. Mr. Erwin is also a member of the Board of Directors and Chairman of the Audit Committee of Summit Design, Inc., a Beaverton, Oregon-based technology company. Summit is a leading supplier of software tools designed to solve the integrated circuit engineering problems caused by increasing chip complexity.

         Mr. Westen became Senior Vice President, General Counsel and Secretary of FHS upon consummation of the FHS Combination. Mr. Westen served as Senior Vice President, General Counsel and Secretary of HSI since March 1995, Mr. Westen also serves as a director of certain subsidiaries of FHS. Mr. Westen had served as Senior Vice President, General Counsel and Secretary of QualMed since February 1994, and served as Vice President of Administration of QualMed from August 1993 until February 1994. Since February 1995, he has served as a director of QualMed. Mr. Westen served as Assistant General Counsel and Assistant Secretary of QualMed since joining QualMed in March 1992. From September 1986 until March 1992, Mr. Westen was an attorney with the firm of Lord, Bissell & Brook in Chicago, Illinois.

         Mr. Costa has served as President of FHS' Workers' Compensation Services Division since December 1998. From April 1997 until December 1998, he served as President of FHS' Workers' Compensation Division. Previously, Mr. Costa was a founder of Business Insurance Corporation, and he played a significant role in its acquisition of California Compensation Insurance Company in 1988 and its ultimate sale to FHC in August 1993.

         Mr. Munno has served as President and Chief Operating Officer of the FHS' Arizona Division since June 1998. Previously, he served as President and Chief Operating Officer of FHS' Arizona operations from January 1995 until June 1998 (both before and after HSI's acquisition of FHC). Prior thereto, Mr. Munno served as President and Chief Operating Officer of FHC's Specialty Services Group. Mr. Munno joined FHC in 1991 as Vice President of Sales and was promoted to Senior Vice President and Chief Marketing Officer in 1992. Prior to joining FHC, he served as Vice President of the Insurance Products Division of Equicor, Inc., a national employee benefits company based in Nashville, Tennessee.

         Ms. Karen A. Coughlin became President and Chief Executive Officer of FHS Northeast Division in October 1998. Prior to joining FHS, Ms. Coughlin served as President of one of two operating divisions of Humana, Inc., a leading national health care company. During her 18 year tenure with Humana, Inc., Ms. Coughlin also served as Vice President and General Manager of Humana, Inc. in Chicago, Illinois and as a Vice President of Humana Health Care Plans of Kentucky. In the not-for-profit sector, Ms. Coughlin served as head nurse of the Pediatric Intensive Care Unit of Loma Linda University Center in California, as Assistant Professor of Nursing for Minot State University in North Dakota, and as a staff nurse in the Neonatal Intensive Care Unit for Cleveland's Fairview General Hospital. She has served as a director of FOHP since November 18, 1998.

         Ms. Tellez became President of FHS California Division on November 16, 1998. Ms. Tellez formerly served as President and Chair of Prudential Healthcare Plan of California, Inc., where she was responsible for operations in California, Colorado and Arizona. Prior to joining Prudential in 1997, Ms. Tellez served Blue Shield of California for four years as Senior Vice President and regional Chief Executive Officer. Ms. Tellez began her career in health care in 1978 with Kaiser Foundation Health Plan, where she held several executive positions during her sixteen year tenure. Ms. Tellez currently serves as a Board member for several organizations, including the Golden State Bancorp Inc., Institute for Medical Quality, California Association of Health Plans, Holy Names College, Asian Community Mental Health Services and The Institute for the Future, Menlo Park, California.

         Mr. Bruce became President and Chief Executive Officer of FHS Central Division in June 1998. From 1996 to 1998, Mr. Bruce served as President of QualMed Plans for Health, Inc. (PA). From 1994 to 1996, he served as Executive Director of QualMed Plans for Health of Colorado, Inc. From 1992 to 1994, Mr. Bruce served as Executive Director of Health Net Sacramento. From 1991 to 1992, Mr. Bruce served as Director of Sales and Marketing for PCA Health Plan and served as Director of Group Sales for Foundation Health Plans from 1990 to 1991. Prior thereto, he served as Senior Sales Executive for Blue Shield of California (1989-1990), Vice President, Sales of Occupational Urgent Care Health Systems, Inc. (1988-1989), Senior Vice President, Marketing of Blue Cross and Blue Shield of Colorado (1986-1988) and as a Director, Southwestern Regional Marketing Office, of National Blue Cross and Blue Association from 1983 to 1984.

         Mr. Velasquez became President of FHS Government Operations Division upon consummation of the FHS Combination, and President of FHS Specialty Services Division in September of 1997. Prior to the FHS Combination, Mr. Velasquez served as President and Chief Operating Officer of FHC's California HMO. Prior to this position, Mr. Velasquez served as President and Chief Operating Officer of FHC's managed behavioral health care organization and as President and COO of Specialty Services for FHC. Prior to joining FHC, Mr. Velasquez served as Chief Financial Officer/General Manager of Managed Health Network (now a FHS subsidiary). He also served as Vice President, Controller of Equicor, Inc., a national employee benefits company.

         Mr. White became Senior Vice President and Treasurer of FHS in May 1998. Previously, he served as Vice President and Assistant Treasurer of FHS, beginning with the acquisition of Foundation Health Corporation in April 1997. Prior to the acquisition, he held the same position with the acquired company. Before joining Foundation Health Corporation in 1991, Mr. White was a partner of the international accounting firm of Coopers & Lybrand. He is a Certified Public Accountant and serves as an officer or director of various FHS subsidiaries.

         Mr. Terrell became Senior Vice President and Chief Technology Officer for FHS in January 1998. Previously, he served as Executive Vice President of Technology Services for Banc One Corp. ("Banc One") and President of Information Services, a division of Banc One Services Corporation in Columbus, Ohio. As President of Information Services, Mr. Terrell was responsible for the $350 million technology budget for Banc One, a multi-state banking company and the parent of Banc One Services. Prior to joining Banc One in 1992, Mr. Terrell held information technology positions with Security Pacific Automation Company, a wholly-owned subsidiary of Security Pacific Corporation. He also held information technology positions with University Computing Company in Dallas, Texas and International Business Machines Corporation in Oak Park, Michigan.

         Each director and executive officer of FHS has a mailing address at Foundation Health Systems, Inc., 21650 Oxnard Street, Woodland Hills, California 91367.

         (e)-(g) During the last five years, neither FOHP nor FHS, nor, to the best of their knowledge, any of their directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         To the best of FOHP's and FHS' knowledge, each of the executive officers and directors of FOHP and FHS are citizens of the United States.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) The information set forth under the captions "SUMMARY OF THE MERGER
- Related Agreements," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger," "SPECIAL FACTORS Evaluation of Fairness of Merger by FOHP and FHS," "THE MERGER - Background of the Merger," "THE MERGER - Reasons for the Merger," "THE MERGER - Evaluation of Fairness of Merger by FOHP and FHS," "RECENT DEVELOPMENTS - HMO Subsidiary Merger" and "Related Agreements" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to FOHP," "SPECIAL FACTORS - The Appraisal," "SPECIAL FACTORS Evaluation of Fairness of Merger by FOHP and FHS;" "THE MERGER - Background of the Merger;" "THE MERGER - Opinion of Financial Advisor to FOHP," "THE MERGER - The Appraisal" and "THE MERGER -

Evaluation of Fairness of Merger by FOHP and FHS" in the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth under the captions "SUMMARY OF THE MERGER
- The Merger," "SUMMARY OF THE MERGER - Conditions to the Merger," "SUMMARY OF THE MERGER - Dissenters' Rights," "SPECIAL FACTORS Consideration to be Offered to FOHP Shareholders in the Merger," "THE MERGER - The Merger Agreement," "THE MERGER - Consideration to be Offered to FOHP Shareholders in the Merger," "THE MERGER - Contribution Agreement" and "THE MERGER - Non-Transferability of Payment Rights" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the captions "SPECIAL FACTORS - Consideration to be Offered to FOHP Shareholders in the Merger" "THE MERGER - Consideration to be Offered to FOHP Shareholders in the Merger" and "DESCRIPTION OF PAYMENT RIGHTS" in the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(d)  Not Applicable.

         (e) The information set forth under the captions "SUMMARY OF THE MERGER
- The Merger" and "THE MERGER - The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

         (f)-(g) Following the consummation of the Merger, there will be only one holder of FOHP Common Stock. Therefore, it is anticipated that FOHP will, pursuant to Rule 12g-4 of the Exchange Act, terminate the registration of FOHP Common Stock under the Exchange Act. As a result of the termination of the registration of FOHP Common Stock under the Exchange Act, FOHP's obligation to file reports pursuant to Section 15(d) of the Exchange Act will be suspended.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         The information set forth under the captions "SPECIAL FACTORS - Consideration to the Offered to FOHP Shareholders in the Merger," "THE MERGER - Consideration to the Offered to FOHP Shareholders in the Merger" and "THE MERGER
- Contribution Agreement" in the Proxy Statement is incorporated herein by reference.

         It is expected that aggregate fees, expenses and costs associated with the Merger will be approximately $325,433. A breakdown of such fees, expenses and costs is set forth below:

                  Filing Fees                                                        $        433
                                                                                      -----------

                  Legal Fees                                                         $    160,000
                                                                                      -----------

                  Accounting Fees                                                    $     30,000
                                                                                      -----------

                  Appraisal Fees                                                     $    100,000
                                                                                      -----------

                  Solicitation Expenses                                              $     10,000
                                                                                      -----------

                  Printing Costs                                                     $     15,000
                                                                                      -----------

                  Miscellaneous                                                      $     10,000
                                                                                      -----------

                  TOTAL                                                              $    325,433
                                                                                      -----------

         It is expected that FHS will initially incur substantially all expenses and pay all fees and costs associated with the Merger. Certain or all of the fees, expenses and costs associated with the Merger may be allocated to FOHP at some later date.

         (c)-(d)  Not Applicable.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger," "THE MERGER - Background of the Merger," and "THE MERGER - Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.


         (d) The information set forth under the captions "SUMMARY OF THE MERGER
- The Merger," "SUMMARY OF THE MERGER - Accounting Treatment of the Merger," "SUMMARY OF THE MERGER - Certain Federal Income Tax Consequences of the Merger," "SPECIAL FACTORS - Comparison of Rights of Holders of FOHP Common Stock to Holders of Payment Rights," "RISK FACTORS," "THE MERGER The Merger Agreement," "THE MERGER - Non-Transferability of Payment Rights," "THE MERGER - Exchange Procedures," "THE MERGER - Accounting Treatment of the Merger," "THE MERGER - Certain Federal Income Tax Consequences of the Merger," "DISSENTERS' RIGHTS," "DESCRIPTION OF PAYMENT RIGHTS" and "COMPARISON OF RIGHTS OF HOLDERS OF FOHP COMMON STOCK TO HOLDERS OF PAYMENT RIGHTS" in the Proxy Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger," "SPECIAL FACTORS - Evaluation of Fairness of Merger by FOHP and FHS," "SPECIAL FACTORS - Recommendation of the FOHP Board," "THE MERGER - Background of the Merger," "THE MERGER Reasons for the Merger," "THE MERGER - Evaluation of Fairness of Merger by

FOHP and FHS" and "THE MERGER Recommendation of the FOHP Board" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the captions "SUMMARY OF THE MERGER
- Required Vote to approve Merger Agreement" and "THE MERGER - Required Vote to Approve Merger Agreement" in the Proxy Statement is incorporated herein by reference.

         More specifically, the Merger has not been structured so that the approval of at least a majority of unaffiliated security holders is required.

         (d)-(e) The information set forth under the captions "SPECIAL FACTORS - Background of the Merger" and "THE MERGER - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to FOHP," "SPECIAL FACTORS - The Appraisal," "THE MERGER Background of the Merger," "THE MERGER - Opinion of Financial Advisor to FOHP," "THE MERGER - The Appraisal" and "AVAILABLE INFORMATION" in the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth under the caption "PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

         (b) Effective November 1, 1998, FOHP redeemed 3,000 shares of FOHP Common Stock from a physician provider shareholder. The redemption was made pursuant to FOHP's Certificate of Incorporation. As provided in FOHP's Certificate of Incorporation, the redemption price was equal to the lesser of the amount paid for the 3,000 shares of FOHP Common Stock by the physician provider shareholder or the book value of such shares as of December 31, 1997. Inasmuch as the book value of one share of FOHP Common Stock was $.36 as of December 31, 1997, which was less than the $15.00 per share paid for such stock by the physician provider shareholder, the physician provider shareholder received a total payment of $1,080 in connection with the redemption. During the quarter in which FOHP redeemed the 3,000 shares of FOHP Common Stock from the physician provider shareholder, there was no market for the FOHP Common Stock nor was FOHP aware of any trading in its securities.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth under the captions "SUMMARY OF THE MERGER - Related Agreements," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Evaluation of Fairness of Merger by FOHP and FHS," "THE MERGER - Background of the Merger," "THE MERGER- Reasons for the Merger," "THE MERGER - Contribution Agreement," "THE MERGER - Evaluation of Fairness of Merger by FOHP and FHS," "RELATED AGREEMENTS" and "DESCRIPTION OF PAYMENT RIGHTS" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) It is anticipated that FHS, which owns more than 99% of the outstanding FOHP Common Stock, will vote in favor of the Merger. If FHS votes in favor of the Merger, the Merger will occur, provided that all of the other conditions to the Merger have been either satisfied or waived. Several directors of FOHP and one executive officer of FOHP owns shares of FOHP Common Stock. It is anticipated that such directors and executive officers will vote in favor of the Merger.

         (b) To the best of FHS' and FOHP's knowledge, none of the persons set forth in paragraph (a) of this Item has, in their individual capacity, made a recommendation in support of or opposed to the Merger.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth on the Proxy Statement cover page and under the caption "SUMMARY OF THE MERGER - Dissenters' Rights" and "DISSENTERS' RIGHTS" in the Proxy Statement is incorporated herein by reference.

         (b) No provision has been made by FOHP or FHS in connection with the Merger to allow unaffiliated security holders to obtain access to the corporate file of FOHP or FHS or to obtain counsel or appraisal services at the expense of FOHP or FHS, except for the information to be furnished by FOHP and FHS under the captions "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE" in the Proxy Statement.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth under the captions "FOHP SELECTED FINANCIAL DATA," "FHS SELECTED FINANCIAL DATA" and "INCORPORATION OF DOCUMENTS BY REFERENCE" in the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth under the caption "SPECIAL MEETING - General Information" in the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

         The information contained in the Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

         (a) None.

         (b)

                  (i) Fairness Opinion of Janney Montgomery Scott Inc., dated July 15, 1998, and update thereto dated November 16, 1998, included as Appendix F to the Proxy Statement incorporated by reference as Exhibit
                           (d) to this Schedule 13E-3.

                  (ii) Appraisal letter of Janney Montgomery Scott Inc., dated June 1, 1999, included as Appendix H to the Proxy Statement incorporated by reference as Exhibit
                           (d) to this Schedule 13E-3.

         (c)

                  (i) Amended and Restated Securities Purchase Agreement, dated February 10, 1997, by and among FOHP, First Option Health Plan of New Jersey, Inc. and Health Systems International, Inc. (the predecessor to FHS) (previously filed with the Securities and Exchange Commission (the "SEC") on March 19, 1997 as Appendix A to the definitive Proxy Statement distributed in connection with the 1996 Annual Meeting of Shareholders of FOHP held on April 16, 1997, and incorporated herein by reference).

                  (ii) Agreement and Plan of Merger, dated as of November 16, 1998, among FOHP, FHS Transition Company and FHS included as Appendix A to the Proxy Statement incorporated by reference as Exhibit (d) to this
                           Schedule 13E-3.

                  (iii) Form of Payment Right - Hospital Shareholders included as Appendix D-1 to the Proxy Statement incorporated by reference as Exhibit (d) to this
                           Schedule 13E-3.

                  (iv) Form of Payment Right - Non-Hospital Shareholders included as Appendix D-2 to the Proxy Statement incorporated by reference as Exhibit (d) to this
                           Schedule 13E-3.

                  (v) Contribution Agreement between FOHP and FHS included as Appendix E to the Proxy Statement incorporated by reference as Exhibit (d) to this Schedule 13E-3.

         (d) Preliminary Proxy Statement of FOHP filed with the SEC on the date hereof and incorporated by reference herein.

         (e) Sections 14A:11-1 through 11-11 of the New Jersey Business Corporation Act regarding Dissenters' Rights included as Appendix G to the Proxy Statement incorporated by reference as Exhibit (d) to this Schedule 13E-3.

         (f) None.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

                                     FOHP, INC.



                                 By: /s/Thomas W. Wilfong
                                     -------------------------------------------
                               Name: Thomas W. Wilfong
                              Title: President and Chief Executive Officer



                                     FOUNDATION HEALTH SYSTEMS, INC.



                                 By: /s/Michael Jansen
                                     -------------------------------------------
                               Name: Michael Jansen
                              Title: Vice President, Assistant General Counsel
                                     and Assistant Secretary

                                  EXHIBIT INDEX

         (a) None.

         (b)

                  (i) Fairness Opinion of Janney Montgomery Scott Inc., dated July 15, 1998, and update thereto dated November 16, 1998, included as Appendix F to the Proxy Statement incorporated by reference as Exhibit
                           (d) to this Schedule 13E-3.

                  (ii) Appraisal letter of Janney Montgomery Scott Inc., dated June 1, 1999, included as Appendix H to the Proxy Statement incorporated by reference as Exhibit
                           (d) to this Schedule 13E-3.

         (c)

                  (i) Amended and Restated Securities Purchase Agreement, dated February 10, 1997, by and among FOHP, First Option Health Plan of New Jersey, Inc. and Health Systems International, Inc. (the predecessor to FHS) (previously filed with the Securities and Exchange Commission (the "SEC") on March 19, 1997 as Appendix A to the definitive Proxy Statement distributed in connection with the 1996 Annual Meeting of Shareholders of FOHP held on April 16, 1997, and incorporated herein by reference).

                  (ii) Agreement and Plan of Merger, dated as of November 16, 1998, among FOHP, FHS Transition Company and FHS included as Appendix A to the Proxy Statement incorporated by reference as Exhibit (d) to this
                           Schedule 13E-3.

                  (iii) Form of Payment Right - Hospital Shareholders included as Appendix D-1 to the Proxy Statement incorporated by reference as Exhibit (d) to this
                           Schedule 13E-3.

                  (iv) Form of Payment Right - Non-Hospital Shareholders included as Appendix D-2 to the Proxy Statement incorporated by reference as Exhibit (d) to this
                           Schedule 13E-3.

                  (v) Contribution Agreement between FOHP and FHS included as Appendix E to the Proxy Statement incorporated by reference as Exhibit (d) to this Schedule 13E-3.

         (d) Preliminary Proxy Statement of FOHP filed with the SEC on the date hereof and incorporated by reference herein.

         (e) Sections 14A:11-1 through 11-11 of the New Jersey Business Corporation Act regarding Dissenters' Rights included as Appendix G to the Proxy Statement incorporated by reference as Exhibit (d) to this Schedule 13E-3.

         (f) None.